# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 10/30/2026
Amends the filing with accession number 0001193805-26-001136
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Fund 1 Investments, LLC, 100 Carr 115, Unit 1900, Rincon, Puerto Rico (PR), 00677, 804-363-4458

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,170,610; shared voting power 0; sole dispositive power 4,170,610; shared dispositive power 0; aggregate amount beneficially owned 4,170,610 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 30, 2026, the Reporting Person delivered a letter (the "Letter") to the Issuer's board of directors (the "Board") including a non-binding proposal for the Reporting Person to acquire all of the outstanding Shares of the Issuer in a take-private transaction. Based on the Reporting Person's review of publicly available information, the Reporting Person expressed its willingness to propose an acquisition price in the range of $5.61 to $7.00 per share in cash, which is at least 50% above the closing price of $3.74 on October 29, 2026.

The Reporting Person stated that it is open to allowing other shareholders to participate in a transaction alongside the Reporting Person, with the Reporting Person acquiring the majority interest, with the scope of such participation determined through the Board's strategic process. The Reporting Person noted that ultimately it would seek a waiver of the Issuer's Stockholder Rights Agreement, dated October 12, 2026, so it is able to work with other interested shareholders.

The Reporting Person highlighted its prior engagement with the Board and intention to continue to work together in a constructive manner toward an outcome that is in the best interests of all shareholders and other stakeholders, and the Reporting Person's track record delivering substantial value at other portfolio companies.

A copy of the Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Person since the filing of Amendment No. 3 to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Letter to Board of Directors, dated October 30, 2026

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Compliance Officer (10/30/2026)